UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2010

Commission File Number: 1-11130

(Translation of registrant’s name into English)

3, avenue Octave Gréard 75007 Paris - France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Media statement

Alcatel-Lucent welcomes the settlements with U.S. authorities regarding previously reported violations of Foreign Corrupt Practices Act

Paris, December 27, 2010 — Alcatel-Lucent concluded its settlements with the U.S. Securities and Exchange Commission (“SEC”) and the Department of Justice (“DOJ”) following their investigations of violations of the Foreign Corrupt Practices Act. The initial agreements in principle with the two U.S. government agencies were disclosed in public filings last year and as part of the company’s year end 2009 results filing issued Feb. 11, 2010. Alcatel-Lucent, S.A., formerly known as “Alcatel S.A.,” entered into a deferred prosecution agreement with the DOJ by which the company will be criminally charged with violations of the books and records and internal controls provisions of the FCPA, but prosecution of those charges will be deferred for a three-year period. In addition, three Alcatel-Lucent subsidiaries will each plead guilty to a criminal information charging one count of conspiracy to commit anti-bribery, books and records, and internal controls violations of the FCPA. Alcatel-Lucent also agreed to resolve related civil anti-bribery, books and records, and internal controls charges filed by the SEC. Alcatel-Lucent recognized a provision of €93 million in connection with these FCPA investigations in the fourth quarter 2009 so it will not impact this year’s results. Early next year the settlements will be submitted to the U.S. Federal Court for formal approval.

In reference to the conclusion of this settlement, Steve Reynolds, Alcatel-Lucent General Counsel, has the following statement:

“We take responsibility for and regret what happened and have implemented policies and procedures to prevent these violations from happening again. The violations largely occurred prior to the merger of Alcatel and Lucent Technologies and involved improper activities in several countries.

These settlements resolve the company’s FCPA liability with the DOJ and SEC. We are pleased to have reached these settlements and look forward to putting these matters behind us.

Alcatel-Lucent, created as a result of the merger of Alcatel and Lucent Technologies at the end of 2006, is a radically different company today:

* It has different management, including a new CEO, a new executive committee and a different Board of Directors.

* It has a zero-tolerance policy regarding bribery and corruption and has a system in place with strong processes and Internet-based and live training designed to prevent these types of situations in all aspects of our business.

* As the first in its industry to do so, Alcatel-Lucent announced in 2008 that it would terminate the use of sales agents and consultants -- the primary means by which certain former employees made the improper payments involved in the violations described in the DOJ and SEC settlement papers.”

About Alcatel-Lucent

Alcatel-Lucent (Euronext Paris and NYSE: ALU) is the trusted transformation partner of service providers, enterprises, strategic industries such as defense, energy, healthcare, transportation, and governments worldwide, providing solutions to deliver voice, data and video communication services to end-users. A leader in fixed, mobile and converged broadband networking, IP and optics technologies, applications and services, Alcatel-Lucent leverages the unrivalled technical and scientific expertise of Bell Labs, one of the largest innovation powerhouses in the communications industry. With operations in more than 130 countries and the most experienced global services organization in the industry, Alcatel-Lucent is a local partner with a global reach. Alcatel-Lucent achieved revenues of Euro 15.2 billion in 2009 and is incorporated in France, with executive offices located in Paris. For more information, visit Alcatel-Lucent on the Internet: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow us on Twitter: http://twitter.com/Alcatel_Lucent.

Alcatel-Lucent Press Contacts

Peter Benedict	Tel: + 33 (0)1 40 76 50 84	peter.benedict@alcatel-lucent.com
Marie Ward	Tel: + 1 908 582 7658	Mary.Ward@alcatel-lucent.com

Alcatel-Lucent Investor Relations

Frank Maccary	Tel: + 33 (0)1 40 76 12 11	frank.maccary@alcatel-lucent.com
Don Sweeney	Tel: + 1 908 582 6153	dsweeney@alcatel-lucent.com
Tom Bevilacqua	Tel: + 1 908-582-7998	thomas.bevilacqua@alcatel-lucent.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 28, 2010

By:	/S/ PAUL TUFANO
Name:	Paul Tufano
Title:	Chief Financial Officer